UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	05 September 2025 - “Director/PDMR Shareholding”

99.1

 Haleon plc: Director/PDMR Shareholding

5 September 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

This notification sets out the details of the grant of Haleon share awards over Ordinary Shares and American Depositary Shares (ADS) made to PDMRs under the Haleon Share Value Plan and Performance Share Plan.

The Performance Share Plan (Interim) awards are subject to continued employment and performance conditions over the performance period ending on 31 December 2027 (vesting in March 2028). Performance targets were disclosed in the Annual Report and Form 20-F 2024.

The Share Value Plan (Buyout) awards are subject to continued employment.

All awards were made in line with the principles of Haleon's Directors' Remuneration Policy and are subject to malus and clawback provisions.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Carl Haney
2	Reason for the notification
a)	Position/status	Chief R&D Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of £0.01 each GB00BMX86B70
b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (Interim) (ii) Grant of a conditional award under the Haleon plc Share Value Plan (Buyout)
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	641,096
		(ii)	Nil	192,571
d)	Aggregated information - Aggregated volume - Price	833,667 Nil
e)	Date of the transaction	4 September 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nathalie Gerschtein
2	Reason for the notification
a)	Position/status	President North America
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Haleon plc American Depositary Shares (ADS) US4055521003
b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (Interim) (ii) Grant of a conditional award under the Haleon plc Share Value Plan (Buyout)
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	244,400
		(ii)	Nil	405,911
d)	Aggregated information - Aggregated volume - Price	650,311 Nil
e)	Date of the transaction	4 September 2025
f)	Place of the transaction	Outside a trading venue

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 05, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary